                        THIS REPORT HAS BEEN FILED WITH
                     THE SECURITIES AND EXCHANGE COMMISSION
                                   VIA EDGAR
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                     FORM 4
                  Statement of Changes in Beneficial Ownership

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b)

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

                        Commission File Number 000-20841

                           UGLY DUCKLING CORPORATION
             (Exact name of registrant as specified in its charter)

            Delaware                                     86-0721358
    (State or other jurisdiction of                   (I.R.S. employer
    incorporation or organization)                   identification no.)

                                             2525 E. Camelback Road, Suite 1150
                                             Phoenix, Arizona 85016

                    (Address of principal executive offices) (Zip Code) Registrant's telephone number, including area code: (602) 852-6600

1. NAME AND ADDRESS OF REPORTING PERSON*:
                                         ERIC J. SPLAVER
                                         2525 E. Camelback Rd., Suite 1150
                                         Phoenix, Arizona   85016

2. ISSUER NAME AND TICKER OR TRADING SYMBOL:
   Ugly Duckling Corporation/UGLY

3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY):

4. STATEMENT FOR MONTH/YEAR:  8/98

5. IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR):

6. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK ALL APPLICABLE)

      X OFFICER     CONTROLLER

7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)
   X  FORM FILED BY ONE REPORTING PERSON


           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. TITLE OF                      2. TRANS-  3. TRANS-   4. SECURITIES ACQUIRED (A)   5. AMOUNT OF      6. OWNER-    7. NATURE OF
   SECURITY                         ACTION     ACTION      OR DISPOSED OF (D)           SECURITIES        SHIP         INDIRECT
                                    DATE       CODE        (INSTR. 3, 4 AND 5)          BENEFICIALLY      FORM:        BENEFICIAL
                                               (INSTR. 8)                               OWNED AT          DIRECT       OWNER-
                                                                                        END OF MONTH      (D) OR       SHIP
                                                                                                          INDIRECT
                                   (MONTH/                                                                (I)
                                    DAY/                             (A) OR
                                    YEAR)      CODE   V    AMOUNT    (D)       PRICE    (INSTR. 3 AND 4)  (INSTR. 4)   (INSTR. 4)
Common Stock                       8/14/98       P         3,000      A        7 1/16         37,840#         I            -


  * If the form is filed by more than one reporting person, see Instruction 4(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.




FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Common
OPTION  - UNCHANGED                                  X                 9,280      +      +       Stock+    9,280           +
------------------------------------------------------------------------------------------------------------------------------------

1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------

Explanation of Responses:       23,060 &+               I                                -

- These securities are held indirectly by me through The Eric J. Splaver and Jennifer L. Splaver Revocable Trust U/A 5/5/95. I have sole and/or shared investment and voting power with regard to all of the UGLY securities held in the trust.

+ These options were granted under the Incentive Plan on 12/02/96, 06/01/96 and 06/30/95 at exercise prices ranging between $20.75 and $.86 per share. Generally, these options will expire six years following the respective grant dates. No option is exercisable before eight months from date of grant. Thereafter, options generally vest and become exercisable as follows: 20.0% per year.

& End of month ownership unchanged and based upon an earlier Form 4. This ending balance does not include an option to purchase 5,000 shares of UGLY Common Stock which was granted as of January 15, 1998 under the Incentive Plan at an exercise price of $8.25 per share. These shares are exempt under Rule 16a-3 and will be reported at year end 1998 on a Form 5.

@ Power-of-attorney form included with and part of the filing hereto.

# End of month ownership is based on 7/31/98 ownership ending balance of 34,840 shares (as previously reported on an earlier Form 4) of UGLY Common Stock plus 3,000 purchased on 8/14/98 (34,840 + 3,000 = 37,840).

Eric J. Splaver
/s/ Judith A. Boyle             9/8/98                 SEE FOLLOWING
------------------------------- -------                POWER OF ATTORNEY
**Signature of Reporting Person   Date

By: Judith A. Boyle
Attorney-In-Fact 1)

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                               POWER OF ATTORNEY
                                  (E. SPLAVER)


        I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), and Rule 144 and Rule 145 under the Securities Act of 1933 (singly or collectively ("Rule 144")). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5, and Form 144 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 and Rule 144 as in effect from time to time.

        This power of attorney is effective from the date hereof until June 30, 1999, unless earlier revoked or terminated.



                                        /s/ Eric J. Splaver
                                        ----------------------------------
                                        Eric J. Splaver


Dated: April 28, 1998